UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 30, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

THIRD QUARTERLY REPORT 2013

This announcement is made by the Company pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the third quarter of 2013 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2013 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report is true, accurate and complete, and does not contain false information, misleading statement or material omission, and accept joint and several legal responsibility for this quarterly report.

All directors of the Company attended the meeting of the Board

Name of the person-in-charge of the Company	Liu Shaoyong
Name of the officer-in-charge of accounting	Ma Xulun
Name of the officer-in-charge of the accounting department	Wu Yongliang
(accounting officer)

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in the third quarterly report of the Company are unaudited.

2.	MAIN FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Main financial data

			Unit:’000 Currency: RMB

	As at the end of the reporting period	As at the end of last year	Increase/ decrease as at the end of the reporting period compared with the end of last year (%)

Total assets	133,327,654	120,962,479	10.22
Net assets attributable to the shareholders of listed company	30,766,418	23,376,346	31.61

	From the beginning of the year to the end of the reporting period (from January to September)	From the beginning of last year to the end of the reporting period last year (from January to September)	Increase/ decrease compared with the same period last year (%)

Net cash flows from operating activities	11,823,223	11,631,280	1.65

	From the beginning of the year to the end of the reporting period (from January to September)	From the beginning of last year to the end of the reporting period last year (from January to September)	Increase/ decrease compared with the same period last year (%)
Revenue	67,112,541	65,528,773	2.42

Net profit attributable to shareholders of listed company	3,621,361	3,629,755	–0.23
Net profit attributable to shareholders of listed company after deducting non-recurring profit and loss	3,418,440	2,576,564	32.67
Weighted average return on net assets (%)	14.09	16.31	Decrease by 2.22 percentage points
Basic earnings per share (RMB per share)	0.3072	0.3219	–4.57
Diluted earnings per share (RMB per share)	0.3072	0.3219	–4.57

Note:	(1)	The total number of shares of the Company increased from 11,276,539,000 shares as at the beginning of the year to 12,674,269,000 shares as at the end of the reporting period;

	(2)	The relevant earnings per share of the Company in 2012 were calculated based on the weighted average number of the issued ordinary shares of the parent company, namely 11,276,539,000 shares, and the same financial information as at 30 September 2013 was calculated based on the weighted average number of the issued ordinary shares of the parent company, namely 11,789,678,000 shares.

After deducting non-recurring profit and loss and relevant amounts:

		Unit:’000 Currency: RMB

Item	Amount for the period (from July to September)	Amount from the beginning of the year to the end of the reporting period (from January to September)

Gains or losses from disposal of
non-current assets	–466	50
Non-operating incomes and expenses
other than the above	114,793	204,624
Effect on income tax	75	–52
Effect on minority interests (net of tax)	–245	–1,701

Total	114,157	202,921

2.2	The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of shares not subject to selling moratorium as at the end of the reporting period

Unit: Shares

Total number of shareholders	252,289

Shareholding of the 10 largest shareholders

Name of shareholders (in full)	Nature of shareholders	Percentage of shareholding (%)	Total number of shares held	Number of shares subject to selling moratorium held	Number of shares pledged or locked-up

China Eastern Air Holding Company (中國東方航空 集團公司) (“CEA Holding”)	State-owned legal person	40.03	5,072,922,927	241,547,927	Nil
HKSCC Nominees Limited (including CES Global Holdings (Hong Kong) Limited (東航國際控股 (香港;有限公司) (“CES Global”))	Overseas legal person	32.97	4,178,469,298	698,865,000	Unknown
CES Finance Holding Co. Ltd (東航金戎控股有限 責任公司) (“CES Finance”)	State-owned legal person	3.61	457,317,073	457,317,073	Nil
Shanghai Alliance Investment Limited (上海聯和投資 有限公司)	State-owned legal person	3.37	427,085,429	0	Unknown
China National Aviation Fuel Holding Company (中國航空油料集團公司)	State-owned legal person	3.32	421,052,632	0	Unknown
Jin Jiang International Holdings Company Limited (錦江 國際;集團;有限公司)	State-owned legal person	2.71	343,288,860	0	Unknown
Aerospace Capital Holding Co., Ltd. (航天投資控股 有限公司)	State-owned legal person	0.78	99,088,580	0	Unknown
Sinotrans Air Transportation Development Co., Ltd. (中外運空運發展股份 有限公司)	State-owned legal person	0.66	83,157,894	0	Unknown
Everbright Securities Company Limited – Customer Credit Trading Guarantee Securities Account (光 大 證 券 股 份 有 限 公 司 客 戶 信 用 交 易 擔 保 證 券 賬 戶)	Domestic non-state owned legal person	0.21	26,020,930	0	Unknown
Bank of China Group Investment Limited (中 銀 集 團 投 資 有 限 公 司)	Overseas legal person	0.17	21,997,755	0	Unknown

Shareholding of the 10 largest holders of shares not subject to selling moratorium

	Number of
	circulating shares
	not subject to
	selling moratorium
	held at the end
Name of shareholders (in full)	of the period	Class and number of shares

China Eastern Air Holding Company (中國東方航空集團公司)	4,831,375,000	RMB ordinary shares	4,831,375,000
HKSCC Nominees Limited (including CES Global Holdings (Hong Kong) Limited (東航國際控股;香港;有限公司))	3,479,604,298	Overseas listed foreign shares	3,479,604,298
Shanghai Alliance Investment Limited (上海聯和投資有限公司)	427,085,429	RMB ordinary shares	427,085,429
China National Aviation Fuel Holding Company (中國航空油料 集團公司)	421,052,632	RMB ordinary shares	421,052,632
Jin Jiang International Holdings Company Limited (錦江國際 ;集團;有限公司)	343,288,860	RMB ordinary shares	343,288,860
Aerospace Capital Holding Co., Ltd. (航天投資控股有限公司)	99,088,580	RMB ordinary shares	99,088,580
Sinotrans Air Transportation Development Co., Ltd. (中外運空運發展股份 有限公司)	83,157,894	RMB ordinary shares	83,157,894
Everbright Securities Company Limited – Customer Credit Trading Guarantee Securities Account (光大證券股份有限 公司客戶信用交易擔保證券賬戶)	26,020,930	RMB ordinary shares	26,020,930
Bank of China Group Investment Limited (中銀集團投資有限公司)	21,997,755	RMB ordinary shares	21,997,755
Shanghai Light Industry Co., Ltd For Foreign Economic & Technical Co-operation (上海輕工業對外經濟 技術合作有限公司)	18,574,343	RMB ordinary shares	18,574,343

Description of connected relationship or activities in concert among the above shareholders

Among the 4,178,469,298 shares held by HKSCC Nominees Limited, 2,626,240,000 shares are held by CES Global in the capacity of beneficial owner. CEA Holding, the controlling shareholder of the Company, owns 100% equity interest in CES Finance; and CES Finance owns 100% equity interest in CES Global, thus CES Finance and CES Global are subsidiaries wholly-owned by CEA Holding. The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares which are not subject to selling moratorium.

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

✓	Applicable	☐ Not applicable

Item	Change	Reasons for the change
	(%)
Notes receivable	316.67	Primarily due to the use of notes receivable in the settlement of part of the charter flights receivable in this year

Short-term borrowings	–32.32	Primarily due to the decrease in short- term borrowings of the Company

Derivative financial liabilities	–54.90	Primarily due to the decrease in the interest rate and notional principal under the forward foreign exchange contracts in the reporting period

Notes payable	100	Primarily due to the increase in the amounts of letters of credit issued to the suppliers by the Company in 2013

Interests payable	57.38	Primarily due to the increase in the Company’s long-term borrowings, which in turn increased the interest expenses of the borrowings accordingly

Bonds payable	279.31	Primarily due to the Company’s issuance of corporate bonds in 2013

Business taxes and surcharges	–49.80	Primarily due to the implementation of the “transformation from business tax to value-added tax” policy by some of the Company’ subsidiaries since the second half of 2012

Finance expenses	–124.57	Primarily due to the increase in exchange rate of RMB against USD during the reporting period

Investment gains	–58.88	Primarily due to the decrease of operating profits of associated companies and joint ventures during the reporting period

3.2	Analysis of the progress of significant events and their effects and proposed solutions

✓	Applicable	Not applicable

On 30 August 2013, as considered at the fourth regular meeting of the Board in 2013, the Board approved the Company to enter into each of the continuing connected transaction agreements (which included “Property Leasing Framework Agreement”, “Financial Services Framework Agreement”, “Import and Export Agency Framework Agreement”, “Catering Services Framework Agreement”, “Sales Agency Services Framework Agreement”, “Maintenance and Repair Services Framework Agreement”, “Advertising Services Framework Agreement”, “Property Management Services Framework Agreement” and “Hotel Accommodation Services Framework Agreement”) with CEA Holding and its subsidiaries, with a valid term of three years commencing from 1 January 2014 to 31 December 2016, and approved the respective annual cap amounts of the continuing connected transactions for each year from 2014 to 2016. Among the abovementioned agreements, the transactions contemplated under “Financial Services Framework Agreement” and “Catering Services Framework Agreement” and their respective annual cap amounts for each year of 2014 to 2016 were considered and approved at the 2013 first extraordinary general meeting of the Company held on 29 October 2013. For details, please see the announcement in relation to the continuing connected transactions and announcement in relation to the poll results of the 2013 first extraordinary general meeting of the Company published in the “China Securities Journal”, “Shanghai Securities News” and the websites of the Stock Exchange and the Shanghai Stock Exchange on 31 August 2013 and 30 October 2013, respectively.

3.3	The status of implementation of the matters undertaken by the Company and shareholders holding more than 5% interests

✓	Applicable	Not applicable

Background of undertaking	Type of undertaking	Undertaking party	Content of undertaking	Time and term of undertaking	Is there any implementation period	Whether the undertaking has been strictly implemented in a timely manner

Undertaking in relation to material asset restructuring	To resolve business competition	CEA Holding	Pursuant to the “Report relating to share exchange and absorption of Shanghai Airlines Co., Ltd (draft)” published by the Company on 11 August 2009, CEA Holding undertook that: within 3 years after completion of the absorption, it shall duly resolve the problem of business competition between CEA Holding and the Company by means of entrusting the competing business of CEA Holding to the Company, injecting or selling the competing business of CEA Holding to the Company, or CEA Holding acquiring the competing business from the Company. The specific resolutions are subject to the specific conditions at the time of the resolutions and the characteristics of different ancillary operation segments.	Time of undertaking: 11 August 2009; term of undertaking: from 29 December 2010 to 29 December 2013	Yes	Yes

Undertaking in relation to refinancing	Trading moratorium	CEA Holding/ CES Finance	Pursuant to the “Report on non-public issuance of A shares” published by the Company on 17 April 2013, the Company issued 241,547,927 A shares of the Company and 457,317,073 A shares of the Company to CEA Holding and CES Finance respectively, on a non-public basis in April 2013. CEA Holding and CES Finance undertook that: they shall not transfer the A shares of the Company purchased under the aforesaid issuance within 36 months from the date of completion of the issuance of A shares.	Time of undertaking: April 2013; term of undertaking: from 16 April 2013 to 16 April 2016	Yes	Yes

		CES Global	T h e Company issued 698,865,000 additional H shares to CES Global in June 2013. According to the resolution passed at the 18th ordinary meeting of the sixth session of the Board held on 11 September 2012 and the resolution passed at the 2012 first extraordinary general meeting of the Company held on 9 November 2012, CES Global undertook that: it shall not transfer the H shares of the Company purchased under the aforesaid issuance within 36 months from the date of completion of the issuance of H shares.	Time of undertaking: November 2012; term of undertaking: from 21 June 2013 to 21 June 2016	Yes	Yes

	To resolve defects in land and other property ownership	CEA Holding	Due to historical problems, some of the land and property injected by CEA Holding into the Company had not yet been transferred to the name of the Company. In this regard, CEA Holding undertook that it shall, on a best-effort basis, enable the Company to obtain the relevant land use rights certificates and property ownership certificates in relation to its capital contribution to the Company, and complete the relevant legal procedures in relation to the transfer of property ownership; and CEA Holding shall bear all obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property ownership in a timely manner, and shall indemnify all the losses suffered by the Company in this regard.	Time of undertaking: 2001; effective for a long- term	No	Yes

3.4	Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

Applicable	✓	Not applicable

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Liu Shaoyong

Chairman

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the People’s Republic of China

29 October 2013

4.	APPENDICES

4.1

Consolidated Balance Sheet

30 September 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Balance at the	Balance at the
	end of the	beginning
Item	reporting period	of the year

Current assets:
Monetary capital	5,147,269	4,237,947
Settlement reserves fund	–	–
Deposits with banks and
other financial institutions	–	–
Derivative financial assets	47,180	18,074
Notes receivable	25,000	6,000
Trade receivables	2,991,073	2,956,181
Prepayments	1,096,218	823,681
Premiums receivable	–	–
Receivables from reinsurers	–	–
Reinsurance deposits receivable	–	–
Interest receivable	9,089	6,309
Dividends receivable	63,384	59,186
Other receivables	1,590,241	1,559,338
Buying back the sale of financial assets	–	–
Inventory	2,238,889	2,087,978
Non-current assets due within one year	–	–
Other current assets	1,190,413	920,135

Total current assets	14,398,756	12,674,829

4.1

Consolidated Balance Sheet (Cont’d)

30 September 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Balance at the	Balance at the
	end of the	beginning
Item	reporting period	of the year

Non-current assets:
Entrusted loans and advances	–	–
Financial assets available for sale	1,955	1,955
Held-to-maturity investments	–	–
Long-term receivables	–	–
Long-term equity investment	1,798,115	1,484,366
Properties held for investment	–	–
Fixed assets	87,007,332	80,481,809
Construction in progress	17,352,303	13,878,942
Construction materials	–	–
Disposal of fixed assets	–	–
Biological assets for production	–	–
Oil and gas assets	–	–
Intangible assets	2,129,270	1,961,250
Development expenses	–	–
Goodwill	8,509,030	8,509,030
Long-term deferred expenses	1,364,109	1,150,712
Deferred income tax assets	18,239	12,043
Other non-current assets	748,545	807,543

Total non-current assets	118,928,898	108,287,650

Total assets	133,327,654.00	120,962,479

4.1

Consolidated Balance Sheet (Cont’d)

30 September 2013

Prepared by: China Eastern Airlines Corporation Limited Amounts expressed in RMB’000

Unaudited

	Balance at the	Balance at the
	end of the	beginning
Item	reporting period	of the year

Current liabilities:
Short-term borrowings	6,009,938	8,880,244
Borrowings from Central Bank	–	–
Deposits from customers and other banks	–	–
Advances from banks and
other financial institutions	–	–
Derivative financial liabilities	153,420	340,149
Notes payable	500,000	250,000
Trade payables	11,652,471	10,848,016
Account collected in advance	3,894,489	3,559,027
Financial assets sold for repurchase	–	–
Handling charges and commissions
payable	–	–
Staff remuneration payable	2,416,582	2,601,875
Tax payable	1,702,196	1,756,442
Interest payable	373,663	237,421
Dividends payable	4,800	–
Other payables	3,116,789	2,954,190
Amounts due to reinsurers	–	–
Insurance deposits payable	–	–
Securities trading agency fees	–	–
Security underwriting fees	–	–
Non-current liabilities due within one year	12,490,218	13,414,181
Other current liabilities	4,000,000	4,000,000
Total current liabilities
	46,314,566	48,841,545
Non-current liabilities:
Long-term borrowings	23,240,935	20,596,163
Bonds payable	9,482,822	2,500,000
Long-term payables	20,266,622	22,507,716
Special items payable	111,710	116,558
Expected liabilities	–	–
Deferred income tax liabilities	29,361	29,326
Other non-current liabilities	1,456,611	1,328,529

Total non-current liabilities
	54,588,061	47,078,292
Total liabilities
	100,902,627	95,919,837

4.1

Consolidated Balance Sheet (Cont’d)

30 September 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Balance at the	Balance at the
	end of the	beginning
Item	reporting period	of the year

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	12,674,269	11,276,539
Capital reserves	17,506,425	15,135,450
Less: Treasury shares	–	–
Special reserves	–	–
Surplus reserves	–	–
Provision for ordinary risks	–	–
Undistributed profits	585,724	–3,035,643
Exchange difference in foreign
currency statements	–	–
Total equity attributable to equity holders
of parent company	30,766,418	23,376,346
Minority interests	1,658,609	1,666,296

Total owners’ equity	32,425,027	25,042,642

Total liabilities and owners’ equity	133,327,654	120,962,479

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1

Balance Sheet of Parent Company

30 September 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Balance at the	Balance at the
	end of the	beginning
Item	reporting period	of the year

Current assets:
Monetary capital	866,524	726,965
Derivative financial assets	47,180	18,074
Notes receivable	–	–
Trade receivables	4,616,902	3,601,021
Prepayments	266,916	414,702
Interest receivable	–	–
Dividends receivable	94,666	138,409
Other receivables	10,135,100	5,270,769
Inventory	1,899,145	1,794,447
Non-current assets due within one year	–	–
Other current assets	1,140,349	1,125,151

Total current assets	19,066,782	13,089,538

Non-current assets:
Financial assets available for sale	–	–
Held-to-maturity investments	–	–
Long-term receivables	–	–
Long-term equity investment	11,080,796	12,342,036
Properties held for investment	–	–
Fixed assets	56,563,642	54,469,625
Construction in progress	16,021,345	12,231,183
Construction materials	–	–
Disposal of fixed assets	–	–
Biological assets for production	–	–
Oil and gas assets	–	–
Intangible assets	1,127,451	943,257
Development expenses	–	–
Goodwill	8,509,030	8,509,030
Long-term deferred expenses	1,030,144	825,625
Deferred income tax assets	–	–
Other non-current assets	282,257	251,411

Total non-current assets	94,614,665	89,572,167

Total assets	113,681,447	102,661,705

4.1

Balance Sheet of Parent Company (Cont’d)

30 September 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Balance at the	Balance at the
	end of the	beginning
Item	reporting period	of the year

Current liabilities:
Short-term borrowings	5,135,817	7,555,262
Derivative financial liabilities	153,420	340,149
Notes payable	500,000	–
Trade payables	14,292,865	11,393,136
Account collected in advance	3,355,130	2,955,551
Staff remuneration payable	1,641,972	1,604,161
Tax payable	807,036	919,523
Interest payable	288,016	161,649
Dividends payable	–	–
Other payables	5,174,788	4,167,065
Non-current liabilities due within one year	9,879,994	11,030,817
Other current liabilities	4,000,000	4,000,000

Total current liabilities	45,229,038	44,127,313

Non-current liabilities:
Long-term borrowings	17,231,664	15,087,334
Bonds payable	4,786,797	–
Long-term payables	14,312,110	17,273,947
Special items payable	91,352	91,821
Expected liabilities	–	–
Deferred income tax liabilities	–	–
Other non-current liabilities	851,317	769,696

Total non-current liabilities	37,273,240	33,222,798

Total liabilities	82,502,278	77,350,111

4.1

Balance Sheet of Parent Company (Cont’d)

30 September 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Balance at the	Balance at the
	end of the	beginning
Item	reporting period	of the year

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	12,674,269	11,276,539
Capital reserves	17,921,711	15,551,235
Less: Treasury shares	–	–
Special reserves	–	–
Surplus reserves	–	–
Provision for ordinary risks	–	–
Undistributed profits	583,189	–1,516,180

Total owners’ equity (or shareholders’ equity)	31,179,169	25,311,594

Total liabilities and owners’ equity (or shareholders’ equity)	113,681,447	102,661,705

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.2

Consolidated Income Statement

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

				Amount	Amount
				from the	from the
			Amount	beginning of	beginning of
		Amount	for the	the year to	last year to
		for the	corresponding	the end of	the end of
		reporting	period of	the reporting	the reporting
		period	last year	period (from	period (from
		(from July to	(from July to	January to	January to
Item		September)	September)	September)	September)

1.	Total revenue	25,633,287	25,125,993	67,112,541	65,528,773
	Of which: Revenue	25,633,287	25,125,993	67,112,541	65,528,773
	Interest income	–	–	–	–
	Premiums earned	–	–	–	–
	Handling charges and
	commission income	–	–	–	–

2.	Total operating costs	23,234,772	22,661,247	65,162,862	63,159,264
	Of which: Operating costs	20,868,445	19,633,297	59,110,071	55,149,960
	Interest expenses	–	–	–	–
	Handling charges and
	commission expenses	–	–	–	–
	Payments on surrenders	–	–	–	–
	Net compensation
	expenses	–	–	–	–
	Net provision for
	insurance contract	–	–	–	–
	Insurance policy
	dividend expenses	–	–	–	–
	Reinsurance expenses	–	–	–	–
	Business taxes and
	surcharges	74,977	217,968	279,838	557,395
	Selling expenses	1,583,237	1,532,240	4,208,311	4,003,998
	Administrative
	expenses	683,492	691,812	1,940,344	1,861,622
	Finance expenses	24,621	586,049	–394,984	1,607,427
	Assets impairment loss	–	–119	19,282	–21,138
	Add: Gains arising from changes
	in fair value (loss
	indicated by “–”)	6,905	7,729	18,551	17,576
	Investment gains
	(loss indicated by “–”)	45,991	73,171	57,042	138,717
	Of which: Investment gains
	on associated companies
	and joint ventures	–	–	–	–
	Exchange gains
	(loss indicated by “–”)	–	–	–	–

4.2

Consolidated Income Statement (Cont’d)

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

				Amount	Amount
				from the	from the
			Amount	beginning of	beginning of
		Amount	for the	the year to	last year to
		for the	corresponding	the end of	the end of
		reporting	period of	the reporting	the reporting
		period	last year	period (from	period (from
		(from July to	(from July to	January to	January to
Item		September)	September)	September)	September)

3.	Operating profit (loss indicated
	by “–”)	2,451,411	2,545,646	2,025,272	2,525,802
	Add: Non-operating income	596,448	312,467	1,777,437	1,411,942
	Less: Non-operating expenses	2,651	3,222	7,780	15,292
	Of which: Loss on disposal of
	non-current assets	–	–	–	–

4.	Total profits (total losses
	indicated by “–”)	3,045,208	2,854,891	3,794,929	3,922,452
	Less: Income tax expenses	123,163	112,480	204,074	291,313

5.	Net profit (net loss indicated
	by “–”)	2,922,045	2,742,411	3,590,855	3,631,139
	Net profit attributable to equity
	holders of parent company	2,858,060	2,634,649	3,621,361	3,629,755
	Minority interests	63,985	107,762	–30,506	1,384

6.	Earnings per share:
	(1) Basic earnings per share	0.2255	0.2336	0.3072	0.3219
	(2) Diluted earnings per share	0.2255	0.2336	0.3072	0.3219

7.	Other comprehensive income	–	–	–	–

8.	Total comprehensive income
	Total comprehensive income
	attributable to equity holders of
	parent company	–	–	–	–
	Total comprehensive income
	attributable to minority
	shareholders	–	–	–	–

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.2

Income Statement of Parent Company

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

				Amount	Amount
				from the	from the
			Amount	beginning of	beginning of
		Amount	for the	the year to	last year to
		for the	corresponding	the end of	the end of
		reporting	period of	the reporting	the reporting
		period	last year	period (from	period (from
		(from July to	(from July to	January to	January to
Item		September)	September)	September)	September)

1.	Revenue	13,730,012	13,387,605	35,685,101	35,016,763
	Less: Operating costs	10,875,450	10,291,398	31,324,085	29,193,321
	Business taxes and surcharges	10,365	19,272	35,448	54,977
	Selling expenses	1,010,107	940,959	2,653,069	2,533,916
	Administrative expenses	360,385	382,409	1,043,779	1,035,217
	Finance expenses	26,671	468,799	–316,874	1,300,104
	Assets impairment loss			14,966	–21,000
	Add: Gains arising from changes
	in fair value (loss indicated
	by “–”)	6,905	7,729	18,551	17,576
	Investment gains (loss indicated
	by “–”)	173,839	71,941	–163,737	229,975
	Of which: Investment gains on
	associated companies and
	joint ventures	–	–	–	–

2.	Operating profit (loss indicated
	by “–”)	1,627,778	1,364,438	785,442	1,167,779
	Add: Non-operating income	405,904	299,587	1,318,165	1,246,326
	Less: Non-operating expenses	859	2,198	4,244	6,235
	Of which: Loss on disposal of
	non-current assets	–	–	–	–

3.	Total profits (total losses
	indicated by “–”)	2,032,823	1,661,827	2,099,363	2,407,870
	Less: Income tax expenses	–	–	–	–

4.	Net profit (net loss indicated
	by “–”)	2,032,823	1,661,827	2,099,363	2,407,870

5.	Earnings per share:
	(1) Basic earnings per share	–	–	–	–
	(2) Diluted earnings per share	–	–	–	–

6.	Other comprehensive income	–	–	–	–

7.	Total comprehensive income	–	–	–	–

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.3

Consolidated Cash Flow Statement

From January to September 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

		Amount from	Amount from
		the beginning of	the beginning of
		the year to	last year to
		the end of the	the end of the
		reporting period	reporting period
Item		(from January	(from January
		to September)	to September)
1.	Cash flow from operating activities:
Cash received from sales of goods and
	provision of labour services	69,790,279	66,409,838
Net increase in customer deposits and
	deposits with banks	–	–
Net increase in borrowings
	from Central Bank	–	–
Net increase in advances from other
	financial institutions	–	–
Cash received from original insurance
	policy premium	–	–
Net cash received from reinsurance
	operations	–	–
Net increase in policyholders’ deposits and
	investment	–	–
Net increase in disposal of derivative
	financial assets	–	–
Interest, handling charges and commissions
	received by cash	–	–
Net increase in advances from banks and
	other financial institutions	–	–
	Net increase in repurchase of business funds	–	–
	Refund of taxes received	–	–
	Other cash received from operating activities	4,729,012	4,223,044

	Sub-total of cash inflow from operating activities	74,519,291	70,632,882
Cash paid for purchase of goods and
	receiving of labour services	45,648,236	42,170,361
Net increase in customers deposits and
	advances	–	–
Net increase in deposits with Central Bank
	and banks	–	–
Compensation paid pursuant to original
	insurance contract and settled in cash	–	–
Interest, handling charges and commission
	paid by cash	–	–
	Insurance policy dividend paid by cash	–	–
	Cash paid to and for employees	10,302,690	10,156,469
	Taxes paid	2,183,702	2,647,767
	Other cash paid for operating activities	4,561,440	4,027,005

	Sub-total of cash outflow from operating activities	62,696,068	59,001,602

	Net cash flows from operating activities	11,823,223	11,631,280

4.3

Consolidated Cash Flow Statement (Cont’d)

From January to September 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

		Amount from	Amount from
		the beginning of	the beginning of
		the year to	last year to
		the end of the	the end of the
		reporting period	reporting period
		(from January	(from January
Item		to September)	to September)

2.	Cash flow from investing activities:
	Cash received from disposal of investment	3,286	4,804
	Investment income in cash	5,319	40,668
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	33,858	236,606
	Net cash received from disposal of subsidiaries and other business units	–	–
	Other cash received from investing activities	1,594,016	1,846,722

	Sub-total of cash inflow from investing activities	1,636,479	2,128,800

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	14,215,852	8,302,280
	Investments paid in cash	258,289	–
	Net increase in pledged loans	–	–
	Net cash received from subsidiaries and other business units	–	–
	Other cash paid for investing activities	2,100,007	870,420

	Sub-total of cash outflow from investing activities	16,574,148	9,172,700

	Net cash flow from investing activities	–14,937,669	–7,043,900

4.3

Consolidated Cash Flow Statement (Cont’d)

From January to September 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

		Amount from	Amount from
		the beginning of	the beginning of
		the year to	last year to
		the end of the	the end of the
		reporting period	reporting period
		(from January	(from January
Item		to September)	to September)

3.	Cash flow from fund raising activities:
	Proceeds received in cash from investments	3,622,392	153,850
	Of which: Cash received by subsidiaries from investment by minority shareholders	–	–
	Cash received from borrowings	21,065,079	28,303,603
	Proceeds received in cash from bonds issuance	6,985,069	–
	Other proceeds in cash from fund raising activities	–	236,475
	Sub-total of cash inflow from fund raising activities	31,672,540	28,693,928
	Cash paid for repayment of indebtedness	22,652,548	26,045,464
	Cash payments for distribution of dividends, profits or payments of interest expense	1,212,963	1,451,906
	Of which: Dividend and profit paid by subsidiaries to minority shareholders	18,720	23,042
	Other cash paid for fund raising activities	2,333,647	4,152,103

	Sub-total of cash outflow from fund raising activities	26,199,158	31,649,473

	Net cash flow from fund raising activities	5,473,382	–2,955,545

4.	Effect of changes in exchange rate on cash and cash equivalents	–6,405	14,389

5.	Net increase in cash and cash equivalents	2,352,531	1,646,224
	Add: Balance of cash and cash equivalents at the beginning of the period	2,511,696	3,860,973

6.	Balance of cash and cash equivalents at the end of the period	4,864,227	5,507,197

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.3

Cash Flow Statement of Parent Company

From January to September 2013

Prepared by: China Eastern Airlines Corporation Limited Amounts expressed in RMB’000

Unaudited

		Amount from	Amount from
		the beginning of	the beginning of
		the year to	last year to
		the end of the	the end of the
		reporting period	reporting period
		(from January	(from January
Item		to September)	to September)

1.	Cash flow from operating activities:
	Cash received from sales of goods and
	provision of labour services	35,589,683	36,123,141
	Refund of taxes received	–	–
	Other cash received from operating activities	4,082,237	3,584,422
	Sub-total of cash inflow from operating
	activities	39,671,920	39,707,563
	Cash paid for purchase of goods and
	receiving of labour services	23,160,203	21,106,208
	Cash paid to and for employees	6,181,371	5,810,053
	Taxes paid	1,122,808	1,307,964
	Other cash paid for operating activities	2,960,439	2,971,937

	Sub-total of cash outflow from operating
	activities	33,424,821	31,196,162

	Net cash flows from operating activities	6,247,099	8,511,401

2.	Cash flow from investing activities:
	Cash received from disposal of investment	963,295	12,165
	Investment income in cash	212,499	60,044
	Net cash recovered from disposals of
	fixed assets, intangible assets and
	other long-term assets	2,381,975	187,590
	Net cash received from disposal of
	subsidiaries and other business units	–	–
	Other cash received from investing activities	84,138	125,240

	Sub-total of cash inflow from investing
	activities	3,641,907	385,039
	Amount paid in cash in relation to purchases
	of fixed assets, intangible assets and
	other long-term assets	10,027,898	6,253,475
	Investments paid in cash	47,084	316,840
	Net cash received from subsidiaries and
	other business units	–	–
	Other cash paid for investing activities	3,936,090	–

	Sub-total of cash outflow from investing
	activities	14,011,072	6,570,315

	Net cash flow from investing activities	–10,369,165	–6,185,276

4.3

Cash Flow Statement of Parent Company (Cont’d)

From January to September 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

		Amount from	Amount from
		the beginning of	the beginning of
		the year to	last year to
		the end of the	the end of the
		reporting period	reporting period
		(from January	(from January
Item		to September)	to September)

3.	Cash flow from fund raising activities:
	Proceeds received in cash from investments	3,572,391	–
	Cash received from borrowings	18,405,031	25,024,644
	Proceeds received in cash from
	bonds issuance	4,789,526	–
	Other proceeds in cash from fund raising
	activities	–	236,475
	Sub-total of cash inflow from fund raising
	activities	26,766,948	25,261,119
	Cash paid for repayment of indebtedness	19,391,729	22,467,664
	Cash payments for distribution of dividends,
	profits or payments of interest expense	887,727	1,184,601
	Other cash paid for fund raising activities	2,206,334	2,846,448

	Sub-total of cash outflow from
	fund raising activities	22,485,790	26,498,713

	Net cash flow from fund raising activities	4,281,158	–1,237,594

4.	Effect of changes in exchange rate on
	cash and cash equivalents	–3,510	14,072

5.	Net increase in cash and cash equivalents	155,582	1,102,603
	Add: Balance of cash and cash equivalents
	at the beginning of the period	617,422	852,012

6.	Balance of cash and cash equivalents
	at the end of the period	773,004	1,954,615

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

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